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                              September 19, 2023

       Shankar Musunuri
       Chief Executive Officer
       Ocugen, Inc.
       11 Great Valley Parkway
       Malvern, Pa 19355

                                                        Re: Ocugen, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 28,
2023
                                                            File No. 001-36751

       Dear Shankar Musunuri:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of
       Operations.
       Research and development expense, page 93

   1. We note the statement that you do not currently track research and development expenses on a program-by-program
basis for indirect and overhead costs. Please revise future
                                                        filings to disclose the
costs incurred program-by-program for those costs that are tracked.
                                                        Also revise to provide
other quantitative disclosure that provides more transparency as to the type of research
and development expenses incurred (i.e., by nature or type of expense) which should
reconcile to total research and development expense on the
                                                        Consolidated Statements
of Operations for all periods presented.
 Shankar Musunuri
Ocugen, Inc.
September 19, 2023
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Eric Atallah at (202) 551-3663 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 with any questions.



FirstName LastNameShankar Musunuri                        Sincerely,
Comapany NameOcugen, Inc.
                                                          Division of
Corporation Finance
September 19, 2023 Page 2                                 Office of Life
Sciences
FirstName LastName